SECURITIES AND EXCHANGE COMMISSIONS

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated July 24, 2003, regarding 2003/04 first quarter results to June 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc (Registrant)

Date	July 24, 2003	By:	/s/ Alan McCulloch
Alan McCulloch Assistant Company Secretary

SCOTTISH POWER plc

2003/04 1st QUARTER RESULTS TO 30 JUNE 2003

•	Earnings per share* of 8.1 pence, an increase of 30% year-on-year
•	Investment of £187 million, including £77 million (41%) for growth
•	Net debt £57 million higher than the prior year end at £4.4 billion
•	Dividend per share of 4.75 pence in line with our previously stated aim

Full Year		Quarter 1
2002/03	£ million	2003/04	2002/03
5,273.8	Turnover	1,245.4	1,237.6
945.9	Operating profit	232.5	186.4
1,084.9	Operating profit excluding goodwill	265.8	223.1
696.8	Profit before tax	170.7	115.4
835.8	Profit before tax excluding goodwill	204.0	152.1
26.2	Earnings per share (pence)	6.3	4.2
33.7	Earnings per share excluding goodwill (pence)	8.1	6.2
28.708	Dividends per share (pence)	4.75	7.177

*	ScottishPower management assesses the performance of its businesses by adjusting UK GAAP statutory results to exclude items it considers to be non-recurring or non-operational in nature. In the periods presented goodwill amortisation has been excluded. Therefore, ScottishPower has focused its discussion of business performance on the results excluding goodwill amortisation.

ScottishPower Chief Executive, Ian Russell, said:

“I am pleased with this strong start to the year with earnings per share* up 30% to 8.1 pence. Each of our four businesses delivered performance improvements in the quarter and we continue to invest in our company for future growth.”

FINANCIAL OVERVIEW

Group turnover for the first quarter to 30 June 2003, was up by £8 million to £1,245 million compared to the same period last year. Turnover in the UK was up as a result of increased revenues from our Infrastructure Division’s new connections business and higher revenues from our UK Division’s sales in England & Wales. Turnover from the US reduced because of the weaker dollar, offset in part by revenue growth in both PacifiCorp and PPM.

Each of our four businesses delivered higher operating profit for the quarter, particularly PacifiCorp which delivered a substantial improvement over the same period in the previous year. Group operating profit overall increased by £46 million to £233 million. Excluding goodwill amortisation, operating profit was up by 19% to £266 million. There was no contribution from discontinued operations in the quarter, while last year’s results included operating profit of £14 million from Southern Water.

Profit before tax, excluding goodwill amortisation, increased by £52 million to £204 million compared to the first quarter of last year. Of this increase, £59 million was due to improved operational performance across all our continuing businesses including associates and joint ventures, partly offset by a £14 million reduction in discontinued operations, with the remaining £7 million due to lower interest charges. As expected, reduced benefits from prior period tax planning resulted in a higher effective tax rate for the quarter at 27%. Earnings per share increased by 48% over the same period last year to 6.3 pence. Excluding goodwill amortisation, the increase was 30% to 8.1 pence.

Improved operational performances led to an increase in operating cash flow of £43 million to £295 million. Net capital expenditure totalled £212 million, of which £187 million was invested in assets, including £77 million (41%) for growth; and £25 million related to a non-cash increase in fixed assets in respect of expected costs for future mine reclamation. Interest, tax and dividend payments were £257 million. After benefits from the weaker US dollar of £104 million, net debt was £4,378 million at the end of the quarter, £57 million higher than at 31 March 2003. In June 2003 we launched a convertible bond which raised $700 million to support planned organic investment in our businesses. The funds were received in July 2003. The convertible bond provides efficient long-term financing on attractive terms.

In line with our previously stated aim, the first quarter dividend of 2003/04 will be 4.75 pence per share, payable on 15 September 2003. The ADS dividend is confirmed in a separate announcement today.

BUSINESS OVERVIEW

PacifiCorp

PacifiCorp is our regulated US business. Its strategic priorities are to:

•	Achieve ROE target/$1 billion EBIT by 2004/05
•	Manage energy risk and supply/demand balance
•	Deliver excellent customer service
•	Invest to grow the regulatory asset base, including delivery of the integrated resource plan

In PacifiCorp, operating profit increased by £38 million to £137 million in the first quarter. Excluding goodwill amortisation, PacifiCorp’s operating profit increased in the quarter by £34 million to £169 million.

Above normal temperatures and customer growth increased retail demand by approximately 5% over last year, due in part to the increased use of air conditioning. The higher volumes, including new customers, increased revenues by £17 million. Increases from regulatory rate orders of £11 million also contributed to the higher retail revenues. In addition, improved generation plant performance and availability largely offset the impact of higher market prices on net power costs, which were higher by £2 million. Delivery of efficiency benefits remain ahead of schedule with £10 million reported in the quarter. The unfavourable translation effect of the weaker US dollar was substantially offset by our hedging activities.

Net capital investment for the quarter was £100 million, with £43 million (43%) invested in network growth, including projects to meet load growth and improve network reliability for customers. Approximately £38 million was invested on network and generation refurbishment, including planned overhauls at the Dave Johnston and Jim Bridger coal-fired plants in Wyoming, and £19 million on other capital projects, including information technology and hydro plant relicencing. Following completion of a recent study, an additional provision of £25 million was also made for the future reclamation of the Bridger coal mine in Wyoming. PacifiCorp continues to make capital investments in support of system safety, reliability and improved performance, including targeted infrastructure investments, particularly along Utah’s high-growth Wasatch Front area where there is increasing demand for electricity. This $200 million investment programme through to 2005 is designed to meet future load demands and includes approximately $67 million invested to date to increase distribution capacity by over 180 MW, including the addition of one new substation and the expansion of five substations, among other transmission and distribution projects.

During the quarter, PacifiCorp filed a $41.8 million rate case in Wyoming to seek to recover rising costs for insurance, pension funding and health care, network growth, and other related costs. A similar general rate case is underway in Oregon to recover $57.9 million. In addition, PacifiCorp notified the Utah Public Service Commission that it would file a rate case by 31 July 2003 with a maximum request of $125 million and a proposed effective date of 1 January 2004. On 15 July 2003, the Washington Utilities and Transportation Commission (WUTC) approved PacifiCorp’s request to file a general rate case before July 2005, the earliest that had been allowed under the existing rate plan. As part of its rulings, the WUTC also denied PacifiCorp recovery of up to $16 million related to excess power costs from June 2002 through to May 2003.

PacifiCorp’s focus on customer service was recently recognised when its overall company satisfaction ranking improved three places, moving our business into the top three out of 60 utilities in a 2003 survey of large industrial and commercial customers performed by TQS Research of Atlanta.

Consistent with the Integrated Resource Plan, PacifiCorp issued the first of four Requests For Proposals to address the need for new resources in the eastern portion of its service territory and to address residential growth in those regions. The states of Idaho and Utah have acknowledged the plan and Oregon is in the final stages of its review. During the quarter, PacifiCorp also acquired 41 MW per year of wind power in Oregon from a third party as part of a 10-year agreement in support of renewable power.

In June 2003, the Federal Energy Regulatory Commission (FERC) ruled on several western US market energy crisis issues, requesting further information from the majority of energy companies and denying refunds in certain cases. PacifiCorp continues to respond fully to all information requests from the FERC, as well as to seek recoveries related to refunds on its forward contracts.

Infrastructure Division

Infrastructure Division is our regulated UK wires business. Its strategic priorities are to:

•	Invest consistently to add future value, including supporting renewables
•	Optimise our position through the 2005 price control reviews and the introduction of BETTA
•	Deliver cost-effective, high quality customer service

Infrastructure Division’s operating profit increased by £11 million to £90 million for the quarter, as a result of lower net operating costs of £5 million and gains from property sales of £6 million.

The Infrastructure Division invested net capital expenditure of £58 million during the quarter, with £13 million (22%) invested in new connections and reinforcement of our network, £42 million on network refurbishment and £3 million on other capital projects. The Berwick and Borders Investment Programme, which represents an investment of £11 million, is progressing to schedule, with the accelerated overhead line build programme on target for completion by March 2004. Major system reinforcement in Dumfries and Galloway remains on schedule for completion, with plant being installed and commissioned at Gretna and, in our Manweb area, the Ince 132 kV substation is currently undergoing commissioning work.

The price control reviews of SP Transmission, SP Distribution and SP Manweb have continued during the quarter, with Ofgem’s Historic Business Planning Questionnaires now received. We welcome Ofgem’s approach to the next price review, including the recognition of the recovery of prudently incurred pension costs. We continue to work with Ofgem and the rest of the industry to develop the framework of price controls applying to all network monopoly companies, with a focus on the provision of a sufficient and stable return that will allow all companies to attract and retain funding from capital markets.

UK Division

The UK Division is our competitive integrated generation and supply business. Its strategic priorities are to:

•	Enhance margins through our integrated operations
•	Increase the value of our customer base through targeted sales growth and improved customer service
•	Progress towards achieving 10% of electricity supply from renewable sources by 2010

The UK Division reported an operating profit of £1 million in the quarter, compared to a loss of £10 million for the equivalent period last year. Excluding goodwill amortisation, the Division’s operating profit was £2 million, up £11 million on last year. This was due to improved profitability in electricity supply and generation, including the benefit from the renegotiation of the Nuclear Energy Agreement and higher gas margins.

During the quarter, the UK Division invested £12 million in capital projects, with £5 million (42%) invested in growth of new generation, including the 30 MW Cruach Mhor windfarm in Argyll. A further £7 million was invested in generation plant overhaul and refurbishment primarily at Cruachan and Longannet.

Customer numbers continue to grow and now total 3.75 million, an increase of 100,000 in the quarter. The growth has been helped by the continued success of our new product development programme and improvements in the quality of our sales processes. We successfully rolled-out a capped price product and a new “Green H2O” product and featured our on-line products in TV campaigns, reinforcing the diversity of our product offering.

We have signed the contract for the new coal logistics arrangements, announced at our preliminary results, which will lead to our costs being £10 million lower in each of the next seven years.

The recent confirmation by Ofgem of the delay in the British Electricity Trading and Transmission Arrangements (BETTA) to April 2005 will not have a material effect on our results in 2003/04. Although the financial impact of the BETTA Bill is broadly neutral for ScottishPower, zonal charges for transmission access and for losses would have a negative impact on the UK Division’s generation business. We therefore welcome the Department of Trade and Industry’s statement that the Minister was not minded to agree to the extension of zonal loss charges into Scotland as part of a GB-wide market. Against this background we regret the decision of the High Court not to grant permission for a judicial review of Ofgem’s decision to introduce zonal transmission losses in England and Wales and, along with other companies, have decided to appeal against the decision.

PPM

PPM is our competitive US energy company. PPM’s strategic priorities are to:

•	Continue to be a leading provider of renewable energy products
•	Grow natural gas storage and hub services business
•	Create additional value by optimising the returns from our capability across gas and power

PPM’s operating profit for the quarter was £5 million, an increase of £1 million on last year, mainly as a result of favourable returns from energy management activities, contribution from new generation resources being in service and increased contributions from our expanded gas storage operations, including Katy. This was partially offset by increased depreciation charges and operating costs.

PPM’s net capital expenditure for the quarter was £17 million, and included growth investment of £16 million in new wind project construction and the additional ownership interest purchased in the Alberta Hub gas storage business, as well as further investment in information technology.

In support of its goal to be a leading provider of renewable energy products, construction is nearly complete at the 146 MW High Winds Energy Center in California, and a further 16 MW have been approved to be added to the site. Approximately half of the output has been placed in long-term contracts with California public utilities, including the cities of Sacramento, Pasadena and Anaheim.

PPM is also building the Moraine and Flying Cloud windfarms in the midwestern US. Together, these projects will add 95 MW, bringing PPM’s total to more than 560 MW of wind power in operation or under construction at the end of the quarter. PPM is well on its way towards its aspirational goal of 2,000 MW of wind power by 2010 and continues to pursue further wind opportunities in a number of western and midwestern states.

PPM also increased the scope and scale of its gas storage business in the quarter, adding 17% to its previous 40% ownership interest in the Alberta Hub gas storage facility purchased from a Chevron Texaco subsidiary. PPM now has a total of approximately 44 BCF of gas storage in North America. PPM has several natural gas development projects under consideration.

Outlook

Whilst we have enjoyed a strong first quarter, we expect the second quarter’s results to be affected by higher interest charges than last year as a result of lower hedging benefits and, as mentioned above, a higher effective tax rate this year compared to last year. At present, our expectations for the full year remain unchanged.

Investor Timetable

25 July 2003	Annual General Meeting
30 July 2003	Shares go ex-dividend for the first quarter
1 August 2003	Last date for registering transfers to receive the first quarter dividend
15 September 2003	First quarter dividend payable
4 November 2003	Announcement of results for the half year and quarter ending 30 September 2003

Safe Harbor

Some statements contained herein are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to us, our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

–	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

–	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

–	the availability of acceptable fuel at favorable prices;

–	the availability of operational capacity of plants;

–	the success of reorganizational and cost-saving efforts; and

–	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
Colin McSeveny	Group Media Relations Manager	0141 636 4515

Group Profit and Loss Account

for the three months ended 30 June 2003

		Three months ended 30 June
		Continuing operations and Total 2003	Continuing operations 2002	Discontinued operations 2002	Total 2002
	Notes	£m	£m	£m	£m
Turnover: group and share of joint ventures and associates		1,252.7	1,214.6	26.7	1,241.3
Less: share of turnover in joint ventures		(7.1)	(3.6)	—	(3.6)
Less: share of turnover in associates		(0.2)	(0.1)	—	(0.1)

Group turnover	2	1,245.4	1,210.9	26.7	1,237.6
Cost of sales		(741.7)	(749.4)	(11.4)	(760.8)

Gross profit		503.7	461.5	15.3	476.8
Transmission and distribution costs		(122.8)	(118.7)	—	(118.7)
Administrative expenses (including goodwill amortisation)		(156.8)	(175.7)	(1.3)	(177.0)
Other operating income		8.4	5.3	—	5.3

Operating profit before goodwill amortisation		265.8	209.1	14.0	223.1
Goodwill amortisation		(33.3)	(36.7)	—	(36.7)

Operating profit	2	232.5	172.4	14.0	186.4
Share of operating loss in joint ventures		(0.1)	(1.8)	—	(1.8)
Share of operating profit in associates		0.1	—	—	—

Profit on ordinary activities before interest		232.5	170.6	14.0	184.6
Net interest and similar charges
—Group		(60.5)	(64.7)	(3.0)	(67.7)
—Joint ventures		(1.3)	(1.5)	—	(1.5)

		(61.8)	(66.2)	(3.0)	(69.2)

Profit on ordinary activities before goodwill amortisation and taxation		204.0	141.1	11.0	152.1
Goodwill amortisation		(33.3)	(36.7)	—	(36.7)

Profit on ordinary activities before taxation		170.7	104.4	11.0	115.4
Taxation	3	(55.1)	(33.1)	(3.4)	(36.5)

Profit after taxation		115.6	71.3	7.6	78.9
Minority interests		(1.0)	(1.2)	—	(1.2)

Profit for the period		114.6	70.1	7.6	77.7
Dividends	5	(87.5)	(132.5)	—	(132.5)

Profit /(loss) retained		27.1	(62.4)	7.6	(54.8)

Earnings per ordinary share	4	6.26p	3.81p	0.41p	4.22p
Adjusting item—goodwill amortisation		1.82p	1.99p	—	1.99p

Earnings per ordinary share before goodwill amortisation	4	8.08p	5.80p	0.41p	6.21p

Diluted earnings per ordinary share	4	6.25p			4.21p
Adjusting item—goodwill amortisation		1.81p			1.99p

Diluted earnings per ordinary share before goodwill amortisation	4	8.06p			6.20p

Dividend per ordinary share	5	4.75p			7.177p

The Notes on pages x to x form part of these Accounts.

Group Cash Flow Statement

for the three months ended 30 June 2003

	Three months ended 30 June
	2003	2002
	£m	£m
Cash inflow from operating activities	295.4	252.7
Returns on investments and servicing of finance	(76.4)	(81.5)
Taxation	(48.3)	(36.0)

Free cash flow	170.7	135.2
Capital expenditure and financial investment	(194.6)	(194.1)

Cash flow before acquisitions and disposals	(23.9)	(58.9)
Acquisitions and disposals	(1.3)	1,946.5
Equity dividends paid	(132.2)	(126.1)

Cash (outflow)/inflow before use of liquid resources and financing	(157.4)	1,761.5
Management of liquid resources	(8.9)	(847.0)
Financing
—Issue of ordinary share capital	2.8	3.5
—Redemption of preferred stock of PacifiCorp	(4.6)	(5.1)
—Increase/(decrease) in debt	144.0	(708.5)

	142.2	(710.1)

(Decrease)/increase in cash in period	(24.1)	204.4

Free cash flow represents cash flow from operating activities after adjusting for returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the three months ended 30 June 2003

	Three months ended 30 June
	2003	2002
	£m	£m
(Decrease)/increase in cash in period	(24.1)	204.4
Cash (inflow)/outflow from (increase)/decrease in debt	(144.0)	708.5
Cash outflow from movement in liquid resources	8.9	847.0

Change in net debt resulting from cash flows	(159.2)	1,759.9
Net debt disposed	—	100.0
Foreign exchange movement	104.0	190.3
Other non-cash movements	(2.2)	(0.2)

Movement in net debt in period	(57.4)	2,050.0
Net debt at end of previous period	(4,321.0)	(6,208.4)

Net debt at end of period	(4,378.4)	(4,158.4)

The Notes on pages x to x form part of these Accounts.

Group Balance Sheet

as at 30 June 2003

	Notes	30 June 2003	30 June 2002	31 March 2003
		£m	£m	£m
Fixed Assets
Intangible assets—goodwill		2,156.1	2,455.2	2,280.6
Tangible assets		8,920.0	8,877.0	9,028.7
Investments
—Investments in joint ventures:
Share of gross assets		109.6	110.6	111.9
Share of gross liabilities		(109.5)	(110.5)	(111.8)

		0.1	0.1	0.1
—Loans to joint ventures		39.6	38.8	40.2

		39.7	38.9	40.3
—Investments in associates		2.9	3.4	2.8
—Other investments		268.9	264.1	247.3

		311.5	306.4	290.4

		11,387.6	11,638.6	11,599.7

Current assets
Stocks		201.4	171.4	154.6
Debtors
—Gross debtors		1,689.7	1,476.4	1,684.5
—Less non-recourse financing		(140.8)	(239.7)	(148.2)

		1,548.9	1,236.7	1,536.3
Short-term bank and other deposits		698.8	1,405.8	664.6

		2,449.1	2,813.9	2,355.5

Creditors: amounts falling due within one year
Loans and other borrowings		(376.0)	(547.4)	(208.5)
Other creditors		(1,576.5)	(1,678.4)	(1,785.7)

		(1,952.5)	(2,225.8)	(1,994.2)

Net current assets		496.6	588.1	361.3

Total assets less current liabilities		11,884.2	12,226.7	11,961.0
Creditors: amounts falling due after more than one year
Loans and other borrowings		(4,701.2)	(5,016.8)	(4,777.1)
Provisions for liabilities and charges
—Deferred tax		(1,290.1)	(1,280.5)	(1,301.9)
—Other provisions		(611.1)	(679.6)	(610.9)

		(1,901.2)	(1,960.1)	(1,912.8)
Deferred income		(567.6)	(518.7)	(558.9)

Net assets	2	4,714.2	4,731.1	4,712.2

Called up share capital		928.3	926.8	928.0
Share premium		2,266.9	2,257.1	2,264.4
Revaluation reserve		43.1	45.0	43.5
Capital redemption reserve		18.3	18.3	18.3
Merger reserve		406.4	406.4	406.4
Profit and loss account		985.3	1,001.5	977.7

Equity shareholders’ funds		4,648.3	4,655.1	4,638.3
Minority interests (including non-equity)		65.9	76.0	73.9

Capital employed		4,714.2	4,731.1	4,712.2

Net asset value per ordinary share	4	248.4p	250.5p	249.2p

The Notes on pages x to x form part of these Accounts.

Approved by the Board on 24 July 2003 and signed on its behalf by

Charles Miller Smith	David Nish
Chairman	Finance Director

Notes to the Quarterly Accounts

for the three months ended 30 June 2003

1 Basis of preparation

(a) These quarterly Accounts have been prepared on the basis of accounting policies consistent with those set out in the Directors’ Report and Accounts for the year ended 31 March 2003.

(b) The quarterly Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page x. The information shown for the year ended 31 March 2003 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2003 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

(c) The relevant exchange rates applied in the preparation of these quarterly Accounts were $1.62/£ (average rate for the three month period to 30 June 2003), $1.65/£ (closing rate as at 30 June 2003), $1.46/£ (average rate for the three month period to 30 June 2002), $1.52/£ (closing rate as at 30 June 2002) and $1.58/£ (closing rate as at 31 March 2003).

2 Segmental information

(a) Turnover by segment

			Three months ended 30 June
			Total turnover		Inter-segment turnover		External turnover
	Note		2003	2002	2003	2002	2003	2002
			£m	£m	£m	£m	£m	£m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply			508.8	434.8	(7.9)	(8.3)	500.9	426.5
Infrastructure Division—Power Systems			160.7	157.3	(80.7)	(84.1)	80.0	73.2

United Kingdom total—continuing operations							580.9	499.7

United States—continuing operations
US Division
PacifiCorp			597.1	646.5	(0.6)	(0.7)	596.5	645.8
PPM			70.6	65.8	(2.6)	(0.4)	68.0	65.4

United States total—continuing operations							664.5	711.2

Total continuing operations							1,245.4	1,210.9

United Kingdom—discontinued operations
Southern Water			—	26.7	—	—	—	26.7

United Kingdom total—discontinued operations							—	26.7

Total	(i	)					1,245.4	1,237.6

(b) Operating profit/(loss) by segment

	Three months ended 30 June
	Before goodwill amortisation 2003 £m	Goodwill amortisation 2003 £m	2003 £m	Before goodwill amortisation 2002 £m	Goodwill amortisation 2002 £m	2002 £m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply	2.1	(1.2)	0.9	(8.4)	(1.3)	(9.7)
Infrastructure Division—Power Systems	90.0	—	90.0	79.0	—	79.0

United Kingdom total—continuing operations	92.1	(1.2)	90.9	70.6	(1.3)	69.3

United States—continuing operations
US Division
PacifiCorp	168.5	(32.0)	136.5	134.1	(35.4)	98.7
PPM	5.2	(0.1)	5.1	4.4	—	4.4

United States total—continuing operations	173.7	(32.1)	141.6	138.5	(35.4)	103.1

Total continuing operations	265.8	(33.3)	232.5	209.1	(36.7)	172.4

United Kingdom—discontinued operations
Southern Water	—	—	—	14.0	—	14.0

United Kingdom total—discontinued operations	—	—	—	14.0	—	14.0

Total	265.8	(33.3)	232.5	223.1	(36.7)	186.4

(c) Net assets by segment

			30 June 2003	30 June 2002	31 March 2003
	Note		£m	£m	£m
United Kingdom—continuing operations
UK Division—Integrated Generation and Supply			894.3	866.2	908.4
Infrastructure Division—Power Systems			2,216.9	2,092.6	2,175.4

United Kingdom total—continuing operations			3,111.2	2,958.8	3,083.8

United States—continuing operations
US Division
PacifiCorp			6,554.3	7,048.9	6,787.2
PPM			416.5	252.9	375.8

United States total—continuing operations			6,970.8	7,301.8	7,163.0

Total continuing operations			10,082.0	10,260.6	10,246.8
Unallocated net liabilities	(ii	)	(5,367.8)	(5,529.5)	(5,534.6)

Total			4,714.2	4,731.1	4,712.2

(i) In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(ii) Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Taxation

The charge for taxation, including deferred tax, for the three months ended 30 June 2003 reflects the anticipated effective rate for the year ending 31 March 2004 of 27% on the profit before goodwill amortisation and taxation. The charge for the three months ended 30 June 2002 reflected the anticipated effective rate for the year ending 31 March 2003 of 24% on the profit before goodwill amortisation and taxation as detailed below:

	Three months ended 30 June
	2003	2002
	£m	£m
Profit on ordinary activities before taxation	170.7	115.4
Adjusting item—goodwill amortisation	33.3	36.7

Profit on ordinary activities before goodwill amortisation and taxation	204.0	152.1

4 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for both periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 30 June
	2003	2002
Profit for the period (£ million)	114.6	77.7
Basic weighted average share capital (number of shares, million)	1,830.5	1,842.2
Diluted weighted average share capital (number of shares, million)	1,834.3	1,845.6

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust in respect of certain of the group’s employee share schemes. These share options are dilutive by reference to continuing operations and accordingly a diluted EPS has been calculated which has the impact of reducing the net earning per ordinary share.

(b) The calculation of earnings per ordinary share, on a basis which excludes goodwill amortisation, is based on the following adjusted earnings:

	Three months ended 30 June
	Continuing operations and Total 2003	Continuing operations 2002	Discontinued operations 2002	Total 2002
	£m	£m	£m	£m
Profit for the period	114.6	70.1	7.6	77.7
Adjusting item—goodwill amortisation	33.3	36.7	—	36.7

Adjusted earnings	147.9	106.8	7.6	114.4

ScottishPower management assess the performance of the group by adjusting earnings per share, calculated in accordance with FRS 14, to exclude items they consider to be non-recurring or non-operational in nature. Management believes that the exclusion of such items provides a better comparison of business performance. Consequently, an adjusted earnings per share figure is presented for both periods.

(c) Net asset value per ordinary share has been calculated based on the following net assets and the number of shares in issue at the end of the respective financial periods (after adjusting for the effect of shares held in trust).

	30 June 2003	30 June 2002	31 March 2003
Net assets (as adjusted) (£ million)	4,540.9	4,615.0	4,600.1
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,828.3	1,842.4	1,845.6

5 Dividend per ordinary share

The first interim dividend of 4.75 pence per ordinary share is payable on 15 September 2003 to shareholders on the register at 1 August 2003. A first interim dividend of 7.177 pence per share was declared in respect of the three months ended 30 June 2002.

6 Statement of total recognised gains and losses

	Three months ended 30 June
	2003	2002
	£m	£m
Profit for the period	114.6	77.7
Exchange movement on translation of overseas results and net assets	(152.4)	(242.6)
Translation differences on foreign currency hedging	132.5	217.6

Total recognised gains and losses for the period	94.7	52.7

7 Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the period and equity shareholders’ funds are set out in the tables below.

	Three months ended 30 June
(a) Reconciliation of profit for the financial period to US GAAP:	2003 £m		2002 £m
Profit for the financial period under UK GAAP	114.6		77.7
US GAAP adjustments:
Amortisation of goodwill	33.3		36.7
US regulatory net assets	(21.4)		(30.0)
Pensions	4.9		(14.5)
Depreciation on revaluation uplift	0.4		0.5
Decommissioning and mine reclamation liabilities	(2.3)		2.6
PacifiCorp Transition Plan costs	(14.6)		(4.4)
FAS 133	36.6		116.3
Other	8.6		(5.0)

	160.1		179.9
Deferred tax effect of US GAAP adjustments	11.5		(9.0)

Profit for the period under US GAAP before cumulative adjustment for FAS 143 (2002 C15 and C16)	171.6		170.9
Cumulative adjustment for FAS 143 (2002 C15 and C16)	(0.6)		141.1

Profit for the period under US GAAP	171.0		312.0

Earning per share under US GAAP	9.34	p	16.94	p

Diluted earnings per share under US GAAP	9.32	p	16.91	p

The cumulative adjustment to the profit under US GAAP for the three months ended 30 June 2003 of £(0.6) million (net of tax) represents the cumulative effect on US GAAP earnings of adopting FAS 143 ‘Accounting for Asset Retirement Obligations’ effective from 1 April 2003.

The cumulative adjustment to profit under US GAAP for the three months ended 30 June 2002 of £141.1 million (net of tax) represented the cumulative effect on US GAAP earnings of adopting revised FAS 133 guidance effective from 1 April 2002 issued by the Derivatives Implementation Group (‘DIG’) under Issue C15 ‘Normal Purchase and Normal Sales Exception for Certain Option-Type Contracts and Forward Contracts in Electricity’ and Issue C16 ‘Applying the Normal Purchases and Normal Sales Exception to Contracts that Combine a Forward Contract and Purchased Option Contract’.

	30 June 2003	30 June 2002	31 March 2003
(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:	£m	£m	£m
Equity shareholders’ funds under UK GAAP	4,648.3	4,655.1	4,638.3
US GAAP adjustments:
Goodwill	572.3	572.3	572.3
Business combinations	(217.3)	(163.5)	(226.3)
Amortisation of goodwill	77.9	(49.4)	51.0
ESOP shares held in trust	(29.8)	(40.1)	(38.2)
US regulatory net assets	963.0	979.0	1,007.9
Pensions	(400.8)	210.8	(412.8)
Dividends	87.5	132.5	132.2
Revaluation of fixed assets	(54.0)	(54.0)	(54.0)
Depreciation on revaluation uplift	10.9	9.0	10.5
Decommissioning and mine reclamation liabilities	(4.6)	42.9	0.4
PacifiCorp Transition Plan costs	39.4	73.5	56.1
FAS 133	(61.7)	(61.8)	(66.8)
Other	0.1	(7.1)	(12.1)
Deferred tax:
Effect of US GAAP adjustments	(137.3)	(403.5)	(157.4)
Effect of differences in methodology	(26.7)	(24.9)	(21.4)

Equity shareholders’ funds under US GAAP	5,467.2	5,870.8	5,479.7

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group’s commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of these changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. The FAS 133 adjustment included within equity shareholders’ funds at 30 June 2003 of £61.7 million is offset by a US regulatory net asset of £331.1 million included within ‘US regulatory net assets’ above.

8 Contingent liabilities

There have been no material changes to the group’s contingent liabilities disclosed in the 2002/03 Annual Report & Accounts.

Independent Review Report to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the quarterly report, which comprises the Group Profit and Loss Account, the Group Cash Flow Statement, the Reconciliation of Net Cash Flow to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the quarterly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 June 2003.

PricewaterhouseCoopers LLP

Chartered Accountants

Glasgow

24 July 2003